
September 10, 2019

Jia Sheng
Chief Executive Officer and Director
Hunter Maritime Acquisition Corp.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

> **Re: Hunter Maritime Acquisition Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **File No. 001-37947**

Dear Mr. Sheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services